Exhibit 4.2

FORM OF ARTICLE XII WAIVER

T. Richard Riney

Executive Vice President

and General Counsel

Direct Dial: (502) 357-9020

April 26, 2007

RE:	Request by [PURCHASER] for a Waiver of the Provisions of Article XII of the
Certificate of Incorporation of Ventas, Inc. (the “Company”)

Dear Authorized Officer:

This letter is in response to the request by [PURCHASER] (“Purchaser”), in connection with the Series A Senior Preferred Stock Purchase Agreement, dated April 26, 2007 among the Company, Ventas Realty, Limited Partnership and the purchasers listed on Schedule I thereto, for a waiver of the provisions of Article XII of the Certificate of Incorporation of the Company with respect to Purchaser as described in the letter from Purchaser to the Company dated April 26, 2007, which is attached hereto (the “Request Letter”). Capitalized terms used but not defined herein shall have the meaning set forth in the Request Letter.

The Board hereby waives, on the terms and subject to the conditions set forth in this letter and the Request Letter, the application of Article XII to Purchaser insofar as Article XII would otherwise prohibit Purchaser from Beneficially Owning more than 9.9% of the Senior Preferred Stock. Pursuant to this Waiver, Purchaser shall be permitted to Beneficially Own at any time, and from time to time, during the Waiver Period up to 60% of the then outstanding shares of Senior Preferred Stock.

Purchaser acknowledges and agrees that this Waiver relates only to the limitation that no person Beneficially Own more than 9.9% of the outstanding Senior Preferred Stock and does not constitute a waiver of any other limitations of Article XII. Notwithstanding anything to the contrary contained herein, if at any time during the Waiver Period (a) Purchaser Beneficially Owns more than 9.9% of the total outstanding equity of the Company (measured by value) or (b) partly or wholly as a result of Purchaser’s Beneficial Ownership of equity in the Company, any “individual” (within the meaning of Section 542(a)(2) of the Code, as modified by Section 856(h) of the Code) Beneficially Owns more than 9.9% of the total outstanding equity of the Company (measured by value), a portion of the stock in question, to the extent such stock causes the 9.9% threshold to be exceeded, shall be treated as Excess Shares (effective as of the close of business on the day prior to the date on which such 9.9% threshold was first exceeded), and the Company shall also be entitled to pursue any other remedy available at law or equity. Moreover, Purchaser acknowledges and agrees that if at any time Purchaser Beneficially Owns more than 60% of the Senior Preferred Stock outstanding at such time, such Senior Preferred Stock, to the extent it exceeds the 60% threshold, shall be treated as Excess Shares (effective as of the close of

[PURCHASER]

April 26, 2007

business on the day prior to the date on which such 60% threshold was first exceeded), and the Company shall also be entitled to pursue any other remedy available at law or equity.

The Board hereby agrees that if Purchaser seeks to sell, assign, transfer, encumber or otherwise dispose of any Senior Preferred Stock at any time or from time to time, the Board will grant each transferee of Purchaser (or any subsequent transferee of Senior Preferred Stock, whether or not such subsequent transferee’s transferor has sought a waiver) a waiver on the same terms and conditions as this Waiver (including, for the avoidance of doubt, the provisions of this paragraph), but only if such transferee executes a letter that in form and in substance contains substantially the same covenants and agreements as the Request Letter.

If this letter accurately sets forth our understanding, please sign the letter where indicated below and return a signed copy to me.

April 26, 2007

Board of Directors

Ventas, Inc.

10350 Ormsby Park Place

Suite 300

Louisville, Kentucky 40223

Re:	Request by [PURCHASER] for Waiver to Provisions of Article XII of the
Certificate of Incorporation of Ventas, Inc. (the “Company”)

To the Directors of Ventas, Inc.:

Pursuant to the Series A Senior Preferred Stock Purchase Agreement, dated April 26, 2007 among the Company, Ventas Realty, Limited Partnership and the purchasers listed on Schedule I thereto, to which [PURCHASER] is a party, [PURCHASER] (“Purchaser”) intends to purchase [            ] shares of Series A Senior Preferred Stock (the “Senior Preferred Stock”) representing [            ]% of such Senior Preferred Stock and may purchase additional shares of Senior Preferred Stock from time to time. Because that portion of the shares of Senior Preferred Stock which exceed the Ownership Limit (capitalized terms in this letter are used as defined in Article XII of the Certificate of Incorporation of the Company) is subject to being designated as Excess Shares under Article XII, Purchaser requests that the Board of Directors of the Company (the “Board”) grant a waiver (the “Waiver”) to Purchaser from certain of the provisions of Article XII that relate to limitations upon ownership of Senior Preferred Stock, so that Purchaser may Beneficially Own, in the aggregate, up to 60% of the Senior Preferred Stock outstanding from time to time during the period (the “Waiver Period”) from the date hereof, until the expiration of the Waiver Period (the “Waiver Expiration Date”) on the terms and subject to the conditions set forth herein.

In consideration and as a condition to such waiver, Purchaser agrees that it shall comply with the covenants and agreements set forth herein at all times during the Waiver Period. The undersigned has the legal authority to bind Purchaser to the terms of this letter and the related Waiver. This letter does not request a waiver in respect of any Common Shares held, owned, or Beneficially Owned by Purchaser. Nothing in this letter or the Waiver shall restrict the application of Article XII to such other Common Shares, it being understood that all such other Common Shares remain subject to Article XII of the Certificate of Incorporation of the Company.

In support of its request for the Waiver, Purchaser makes the following representations, warranties, covenants and agreements:

1. Expiration of Waiver. The Waiver shall expire, and the Waiver Period shall terminate, on the date on which no Preferred Stock remains outstanding.

2. Covenants. During the Waiver Period:

a) Purchaser covenants to notify the Company promptly after it obtains knowledge that (i) Purchaser Beneficially Owns more than 60% of the Senior Preferred Stock outstanding at any time (ii) Purchaser Beneficially Owns more than 9.9% of the total outstanding equity of the Company (measured by value) or (iii) partly or wholly as a result of Purchaser’s Beneficial Ownership of equity in the Company, any “individual” (within the meaning of Section 542(a)(2) of the Code, as modified by Section 856(h) of the Code) Beneficially Owns more than 9.9% of the total outstanding equity of the Company (measured by value).

b) Purchaser shall deliver to the Company, at such times as may reasonably be requested by the Company (it being acknowledged that the Company may reasonably make such request on at least a calendar quarterly basis), a certificate signed by an authorized officer of Purchaser to the effect that Purchaser has complied and expects to continue to comply with the covenants set forth in paragraph (a) above.

c) This letter does not request a waiver in respect of any Common Shares held, owned, or Beneficially Owned by Purchaser. Nothing in this letter or the Waiver shall restrict the application of Article XII to such Common Shares, it being understood that all such Common Shares remain subject to Article XII of the Certificate of Incorporation of the Company.

3. Scope of Waiver. Purchaser acknowledges and agrees that the Waiver to be granted to Purchaser relates only to the limitation that no person Beneficially Own more than 9.9% of the outstanding Senior Preferred Stock and does not constitute a waiver of any other limitations of Article XII. Notwithstanding anything to the contrary contained herein, if at any time during the Waiver Period (a) Purchaser Beneficially Owns more than 9.9% of the total outstanding equity of the Company (measured by value) or (b) partly or wholly as a result of Purchaser’s Beneficial Ownership of equity in the Company, any “individual” (within the meaning of Section 542(a)(2) of the Code, as modified by Section 856(h) of the Code) Beneficially Owns more than 9.9% of the total outstanding equity of the Company (measured by value), a portion of the stock in question, to the extent such stock causes the 9.9% threshold to be exceeded, shall be treated as Excess Shares (effective as of the close of business on the day prior to the date on which such 9.9% threshold was first exceeded), and the Company shall also be entitled to pursue any other remedy available at law or equity. Moreover, Purchaser acknowledges and agrees that if at any time Purchaser Beneficially Owns more than 60% of the Senior Preferred Stock outstanding at such time, such Senior Preferred Stock, to the extent it exceeds the 60% threshold, shall be treated as Excess Shares (effective as of the close of business on the day prior to the date on which such 60% threshold was first exceeded), and the Company shall be entitled to pursue any other remedy available at law or equity. Purchaser authorizes the Company’s legal advisors to rely on the truth and accuracy of the covenants in Section 2 of this letter in preparing any opinion regarding the effect of the Waiver on the Company’s continued qualification as a real estate investment trust under the Code.

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